EXHIBIT  15

Chunghwa Telecom participates in 19th CLSA Investors’ Forum 2012

Date of events: 2012/09/05

Contents:

1.Date of the investor conference:2012/09/10~2012/09/12

2.Time of the investor conference:10:30AM

3.Location of the investor conference: Hong Kong

4.Brief information disclosed in the investor conference: The conference will be held by CLSA.

5.The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/.

6.Will the presentation be released in the Company’s website: Please refer to http://www.cht.com.tw/ir

7.Any other matters that need to be specified: None